Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

30 June 2013

OPERATIONS

Financial summary

Total cash receipts from customers during the quarter ended 30 June 2013 were $1.78 million, taking the equivalent figure to approximately $8.3 million for the full 2013 financial year ended on that date.

Domestic testing revenues for the quarter under review continue to exceed budget expectations and, as detailed below, testing throughput of the Company’s flagship test BREVAGenTM in the June quarter continues to demonstrate impressive growth and further expansion of the product in the US market.

BREVAGen™ breast cancer risk test

Test samples received to date

Since launching its BREVAGenTM test in the US market in July 2011, the Company is pleased to advise that the number of test samples received in each of the subsequent eight quarters has steadily increased.  As announced by the Company on 1 July 2013, a record number of BREVAGenTM test samples were received during the quarter ended 30 June 2013.  Total patient samples received during the quarter was 599, representing growth of more than 48% over the preceding March quarter, demonstrating a significant increasing trend in market traction.

As reported, the total number of BREVAGenTM test samples received during the 2013 financial year was 1,547, representing growth of more than 272% over the preceding 2012 financial year.

Encouragingly, the test samples received were generated from a broad mix of U.S. geographical sales territories, demonstrating the growing acceptance of the test across the wider market.  Further, as a result of both increased test sample numbers and a number of positive reimbursement changes since 1 January 2013, total sales revenue for the test received during that six-month period increased by more than 187% as compared to the first half of the 2013 financial year.

Progress made since the transition to a Miscellaneous Code

As mentioned in previous Activities Reports, until the end of 2012 insurance claims for BREVAGenTM were submitted using the so-called “code stack” of CPT methodology codes.  Reimbursement under this regime was positive, with a low percentage of denials and appeals.  However, effective 1 January 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted or Miscellaneous Code”.

As a result of these changes, the Company now uses a Miscellaneous Code when submitting claims for reimbursement from insurers.  As part of this transition, the list price for a BREVAGenTM test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack.  Importantly, notwithstanding this increase, the Company has not sought to increase the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGenTM test under its “Patient Protection Program”.

While not all claims have yet been fully adjudicated since the transition to a Miscellaneous Code, early signs are encouraging.  The average total payment received from closed cases during the past six months, including all write-offs and denials for non-coverage, has increased by more than 46%, despite an increase in the number of denials.

OPERATIONS (cont.)

Further expansion of the Company’s credentialing program

As advised in previous Reports, credentialing with Preferred Provider Organisations (“PPOs”) allows for expedited claim adjudication as “in-network”.  A PPO is a managed care organisation of medical doctors, hospitals and other health care providers which has covenanted with insurers or third-party administrators to provide health care, at reduced rates, to the clients of the respective insurer or administrator.  Credentialing is a process whereby provider organisations such as physicians, care facilities and ancillary providers (including testing service providers such as GTG’s wholly-owned US subsidiary, Phenogen Sciences Inc. (“Phenogen”)) contract directly with the PPO.  Contracts with PPOs are fundamental to having claims for the BREVAGen™ test adjudicated as “in-network”.

During the June quarter, the Company announced that, through Phenogen, it had executed agreements with three new PPOs: FedMed Inc., MultiPlan Network and Three Rivers Provider Network.  The execution of these agreements takes to seven the number of such PPO agreements that the Company has now entered into which, collectively, increases the cumulative total number of covered lives for which its BREVAGen™ risk assessment test could be adjudicated as “in-network” to more than 102 million.

As described above, the positive impact of this credentialing activity has been clearly demonstrated in reviewing reimbursement payments received in respect of the BREVAGen™ test since its launch.  The average reimbursement received in respect of claims that were adjudicated as “in-network”, was significantly higher than the amounts received in respect of claims that were adjudicated as “out of network”, with the time taken to collect the funds also being materially shorter.

Once in-network, the Company receives improved cash flow via faster payment while still obtaining an acceptable level of reimbursement and reducing the costs incurred through appealing denials.  Once BREVAGen™ sample volumes reach a significant level and Genetic Technologies has gathered the necessary clinical utility data, the Company will approach insurers directly to contract.

Credentialing contracts have now been executed between the Company and FedMed Inc., MultiPlan Network, Three Rivers Provider Network, Prime Health Services, National Preferred Provider Network / PlanCare America / Ohio Preferred Provider Network LLC (NPPN / OPPN), Galaxy Health Network and Fortified Provider Network.

Publication of further validation study supporting BREVAGen™

On 24 June 2013, the Company noted with interest the online publication  of a study entitled “Using SNP genotypes to improve the discrimination of a simple breast cancer risk prediction model” in Breast Cancer Research & Treatment (Dite GS, Mahmoodie M, Bickerstaffe A et al.; Vol. 139; June 2013)

This independent study investigated the impact of the seven single nucleotide polymorphisms (SNPs) utilized in the Company’s BREVAGen™ test on the predictive accuracy of the Breast Cancer Risk Assessment Tool (Gail Model) (“BCRAT”).  The authors used the Australian Breast Cancer Family Registry to study a population-based sample of 962 cases aged 35 to 59 years and 463 controls frequency matched for age and for whom genotyping data was available.

The seven SNPs had previously been studied by Mealiffe et al. (J Natl Cancer Inst 102 (21):1618-1627), in an older cohort of cases and controls from the Women’s Health Initiative clinical trial in the USA.  The new Australian study supports the previous observation of Mealiffe et al. that including information on seven SNPs associated with breast cancer risk improves the discriminatory accuracy of BCRAT, and extends that observation to pre-menopausal women aged 35 to 49 years.

Genetic Technologies is now actively progressing a research program with leading international academic collaborators to confirm these observations in other ethnic populations and to incorporate the full portfolio of currently known common breast cancer susceptibility variants into the BREVAGen™ test.

LICENSING AND IP

Assertion programs

On 26 May 2011, the Company announced that it had filed a third patent infringement law suit in the US, in the US District Court for the District of Colorado, asserting infringement of its primary non-coding patent against various parties.  Since then, Settlement and License Agreements have been executed with Navigenics Inc., Hologic Inc., Eurofins STA Laboratories Inc., GeneSeek Inc. and 454 Life Sciences Corporation (and its affiliates).  Settlement discussions with other parties to the suit are progressing.

During the June quarter, the Company announced that it had executed agreements with the following parties:

PreventionGenetics LLC

Genetics & IVF Institute Inc.

Laboratory Corporation of America Holdings (“LabCorp”)

Reproductive Genetics Institute Inc.

The execution of these four agreements demonstrates the ongoing activity of the Company’s out-licensing program and its recent successes.

Other licensing activities

On 24 June 2013, the Company reported that it had settled its dispute with Bioscientia Institute for Medical Diagnostics, based in Ingelheim, Germany, and accordingly, the law suit filed by GTG against Bioscientia, which was reported to ASX on 19 March 2013, has been withdrawn.

Status of ‘179 patent re-examination by USPTO

On 19 April 2013, the Company advised that the USPTO had received a further request from Merial for a second ex parte re-examination of the ‘179 patent and that the request has been granted.  As with the previous re-examination, this further re-examination focused on claims 1-18 and 26-32 of the ‘179 patent, whilst claims 19-25 and 33-36 were not re-examined.

As stated by the Company previously, requesting re-examination is a common strategy employed by defendants in patent infringement proceedings, such as Merial.  However, as evidenced by the successful outcome of the previous re-examination (refer ASX announcement dated 15 March 2013), the ‘179 patent is quite robust and has prevailed in numerous litigation filings in the USA, resulting in positive outcomes in all instances.  The Company firmly believes that, once again, the relevant claims of the ‘179 patent will be upheld in the current re-examination.  As was the case in all previous challenges, GTG will actively defend this matter in order to have the patent upheld.

OTHER COMMERCIAL ASSETS

As part of the Company’s strategy to focus on the expansion of its cancer diagnostic franchise, work continues to sell, out-license, co-develop or partner other assets and technologies in which the Group has an interest.

ImmunAidTM

Following its first capital raising in April 2012, the Company’s former subsidiary ImmunAid Limited (“ImmunAid”) continues to promote its breakthrough technology for the treatment of cancer and other serious diseases, including autoimmune disease, based on the reading and utilisation of subtle cycles within each individual patient’s immune system, in order to determine the optimal time for treatment of that individual patient.  ImmunAid CEO, Dr. Mervyn Jacobson, recently joined a Victorian Government Trade Mission to Israel and participated in discussions with leading Israeli hospitals, research groups and investors, who expressed strong interest in helping ImmunAid conduct further human trials and ultimately to take the company’s technology to market.  GTG retains a 45% equity interest in ImmunAid.

OTHER COMMERCIAL ASSETS

RareCellectTM

Discussions with companies interested in pursuing potential commercial collaborations are continuing.

Gtech International Resources Limited

On 29 July 2013, the Company advised that its Canadian-listed subsidiary, Gtech International Resources Limited (“Gtech”), had executed a Scheme Merger Agreement with Sydney-based company Simavita Holdings Limited (“Simavita”).

Pursuant to the scheme that is covered by the Agreement (which is subject to the approval of the shareholders of both Gtech and Simavita), Gtech will convene a meeting of its shareholders to approve Gtech issuing new shares to the Simavita shareholders to acquire 100% of the issued capital of Simavita (the “Merger”).  The Merger is to be implemented by way of a scheme of arrangement under the Australian Corporations Act.

Genetic Technologies Limited currently holds a 75.82% direct equity interest in Gtech.  Details of the proposed transaction can be found at www.gtechinternational.com

CORPORATE MATTERS

Capital raising

As mentioned in its request for a trading halt dated 30 July 2013, the Company is currently completing a capital raising, the details of which will be released to the Market shortly.

Options

Since 1 April 2013, a total of 300,000 options over the Company’s ordinary shares have been cancelled.

Signed on behalf of Genetic Technologies Limited

Dated this 30th day of July, 2013
ALISON J. MEW
Chief Executive Officer